October 26, 2010

VIA EDGAR

Ms. Chanda DeLong

Staff Attorney

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Ryerson Holding Corporation
Registration Statement on Form S-4 (File No. 333-169372)

Dear Ms. DeLong:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Ryerson Holding Corporation (the “Registrant”) hereby respectfully requests that the effectiveness of the above-captioned Registration Statement on Form S-4 (as amended to date, the “Registration Statement”) be accelerated to become effective at October 27, 2010 at 2:00 p.m., Eastern Daylight Time, or as soon as practicable thereafter.

The Registrant hereby acknowledges the following:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

•	the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Jeffery Fang of Willkie Farr & Gallagher LLP at (212) 728-8656 and that such effectiveness also be confirmed in writing.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

RYERSON HOLDING CORPORATION

By:	/s/ Terence R. Rogers
Name: Terence R. Rogers
Title: Chief Financial Officer

cc:	Cristopher Greer,
Willkie Farr & Gallagher LLP